Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00



Att:	Di[illegible] Corporation Finance		
Co[illegible]	[illegible]es Securities [illegible]ge Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
	[illegible]alczyk (contact name) [illegible]nership Supervision [illegible] Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 July 2003	*No of sheets:*	*1*

Announcement also provided to required statutory authorities

Current report 40/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 15 July 2003 KGHM Polska Miedź S.A. signed an agreement with GLENCORE INTERNATIONAL AG (Switzerland)) for the sale of copper cathodes in the years 2004-2008.
The value of this agreement is estimated at USD 259 800 thousand (PLN 1 023 500 thousand).
This amount was estimated based on copper prices on the LME and the NBP PLN/USD exchange rate from 15 July 2003 .
The total estimated value of agreements entered into during the last twelve months between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG amounts to USD 273 656 thousand (PLN 1 078 083 thousand). The agreement signed on 15 July 2003 is the highest-value agreement.
The criteria used for describing the agreement as significant is that its estimated value exceeds 10% of the shareholders' funds of KGHM Polska Miedź S.A.

Legal basis:
(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Grzegorz Kubacki

Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact name) Director, Ownership Supervision and Investor Relations	*Phone:*	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 July 2003	*No of sheets:*	*1*

Announcement also provided to required statutory authorities

Current report 41/2003

The Management Board of KGHM Polska Miedź S.A. announces that on 15 July 2003 KGHM Polska Miedź S.A. signed an agreement with Pechiney Trading France for the sale of copper cathodes in the years 2004-2008.
The value of this agreement is estimated at USD 181 860 thousand (PLN 716 401 thousand).
This amount was estimated based on copper prices on the LME and the NBP PLN/USD exchange rate from 15 July 2003. The agreement foresees contractual penalties for late payments.
The total estimated value of agreements entered into during the last twelve months between KGHM Polska Miedź S.A. and Pechiney Trading France amounts to USD 208 403 thousand (PLN 820 962 thousand). The agreement signed on 15 July 2003 is the highest-value agreement.
The criteria used for describing the agreement as significant is that its estimated value exceeds 10% of the shareholders' funds of KGHM Polska Miedź S.A.

Legal basis:
(§5, section 1, point 3 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk

WICEPREZES ZARZĄDU
Grzegorz Kubacki